UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

February 6, 2007

Item 3.	News Release

The News Release dated February 6, 2007 was disseminated via CCN Matthews.

Item 4.	Summary of Material Change

The Company reported that the geophysics program conducted on its Sol Dos project in Arizona had been completed and had commenced the drill program permitting process.

Item 5.	Full Description of Material Change

A drilling contract has been signed with Boart Longyear for 6,550 feet (2,000 m) of diamond drilling. The drilling program will commence shortly after receipt of permit approval from the BLM, which is estimated to take 2 – 4 weeks. In late 2006, Entrée completed a 12 line mile (20 line km) program of deep probing induced polarization and magnetic surveys on the property. Drilling will test a 1.2 by 0.9 mile (2 by 1.5 km) IP chargeability anomaly, which is coincidental with historic drilling that encountered low-grade copper values associated with altered intrusives. The prospect is modeled as a large porphyry copper target, similar to the San Juan and Dos Pobres deposits being developed by Phelps Dodge, approximately 8 miles (14 km) to the northwest, and to the deep, high-grade Resolution porphyry copper deposit, being evaluated by Rio Tinto and BHP Billiton, approximately 60 miles (100 km) to the west-northwest.

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 6th day of February, 2007.

SCHEDULE “A”

ENTRÉE GOLD PREPARES FOR DRILLING

SOL DOS COPPER PROPERTY IN ARIZONA

Vancouver, B.C., Tuesday, February 06, 2007 - Entrée Gold Inc. (TSX: ETG; AMEX: EGI; Frankfurt: EKA – “Entrée” or the “Company”) reports that results from the geophysical survey completed on its Sol Dos Property, Arizona have been received and evaluated. Drill targets have been identified and documentation has been submitted to the Bureau of Land Management (“BLM”) for permitting of the proposed follow-up exploration program. A drilling contract has been signed with Boart Longyear for 6,550 feet (2,000 m) of diamond drilling. The drilling program will commence shortly after receipt of permit approval from the BLM, which is estimated to take 2 – 4 weeks.

In late 2006, Entrée completed a 12 line mile (20 line km) program of deep probing induced polarization (“IP”) and magnetic surveys on the property. Drilling will test a 1.2 by 0.9 mile (2 by 1.5 km) IP chargeability anomaly, which is coincidental with historic drilling that encountered low-grade copper values associated with altered intrusives. The prospect is modeled as a large porphyry copper target, similar to the San Juan and Dos Pobres deposits being developed by Phelps Dodge, approximately 8 miles (14 km) to the northwest, and to the deep, high-grade Resolution porphyry copper deposit, being evaluated by Rio Tinto and BHP Billiton, approximately 60 miles (100 km) to the west-northwest.

Phelps Dodge’s proposed Safford (San Juan and Dos Pobres deposits) open-pit copper mine was permitted for development in 2006 and is expected to commence production in late 2008. Entrée’s Sol Dos property lies along the main southeast trending structural system that hosts several porphyry copper deposits (including the San Juan and Dos Pobres) estimated to contain in excess of 7 billion pounds of copper.

QUALITY CONTROL AND QUALITY ASSURANCE

Entrée’s exploration programs are under the supervision of Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101. Mr. Cann is responsible for the preparation of technical information in the Company’s news releases.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has acquired an early stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions that comprise the 179,590 hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”).

Lookout Hill Earn-in Agreement

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement has confirmed the extension of the Hugo Dummett Deposit onto Lookout Hill. An initial inferred resource was estimated at 190,160,000 tonnes (calculated using a 0.6% copper equivalent cut-off), averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

Rio Tinto and Ivanhoe Investment in Entrée

Significant investments by Rio Tinto (NYSE: RTP; LSX: RIO; ASX: RIO – “Rio Tinto”) and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$16 million. Entrée plans to use these funds to explore its wholly-owned projects in Mongolia and Arizona, and to acquire and explore new projects, globally. Ivanhoe and Rio Tinto are the largest shareholders of Entrée, holding approximately 15% and 9% of Entrée’s issued shares, respectively. They have the option to increase their positions to approximately 16% each, by exercising warrants at C$2.75 per share and C$3.00 per share.

Rio Tinto Investment in Ivanhoe

On October 18, 2006, Rio Tinto announced its plans to invest up to US$1.5 billion to acquire a 33.35% equity interest in Ivanhoe, for the purpose of funding the joint development of the Oyu Tolgoi copper-gold project in Mongolia. This is a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in Mongolia. Ivanhoe now has a strategic partner with sufficient capital resources to take the world’s richest porphyry copper-gold project to production.

Rio Tinto has also announced that it intends to join Ivanhoe in negotiations with the Mongolian government for a long-term investment agreement. Such an agreement would provide the basis for the financing and development of Oyu Tolgoi. The Mongolian Government appointed a “working group” in September to work with Ivanhoe for the preparation of an agreement for submission to the Mongolian government’s cabinet.

Trading

Entrée common shares trade on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI”, and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date February 7, 2007
By: /s/ Mona Forster Mona Forster, Corporate Secretary